October 10, 2024

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andrew Blume and Kevin Woody

Re: Autoliv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K furnished July 19, 2024

File No. 001-12933

Dear Mr. Blume and Mr. Woody:

We note from your comment letter dated October 7, 2024, regarding the above-referenced filing of Autoliv, Inc., that you have requested a response to your comments within ten business days.

As discussed with the Staff, we intend to provide you with our response by November 7, 2024 to ensure that we have adequate time to prepare a thorough and complete response.

If you have any concerns or questions regarding our proposed schedule, please contact me.

Sincerely,

/s/ Fredrik Westin

Fredrik Westin

Chief Financial Officer

Cc: Anthony Nellis, Executive Vice President, Legal Affairs, General Counsel & Secretary, Autoliv, Inc.

Dave Brown, Alston & Bird LLP